UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-10039
NOTIFICATION OF LATE FILING	CUSIP NUMBER 562565101

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

NeuMedia, Inc.
Full Name of Registrant

    Mandalay Media, Inc.
Former Name if Applicable

2000 Avenue of the Stars, Suite 410
Address of Principal Executive Office (Street and Number)

    Los Angeles, CA 90067
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NeuMedia, Inc. (the “Company”) could not complete its Annual Report on Form 10-K for the year ended March 31, 2010 on or before the June 29, 2010 prescribed due date without unreasonable effort or expense due the substantial amount of attention from management required to consummate the Company’s restructuring, which is described in greater detail in the Company’s Current Report on Form 8-K filed June 23, 2010. The Company intends to file its Annual Report on Form 10-K for the year ended March 31, 2010 as promptly as practicable, and expects that such filing will be made by the July 14, 2010 extended deadline.

 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Russell Burke	310	601-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes between the results of operations disclosed in its Annual Report on Form 10-K for the period ended March 31, 2010 and the results of operations disclosed in its Annual Report on Form 10-K for the period ended March 31, 2009. As a result of the restructuring referred to in Part III above, management anticipates that AMV Holding Limited, a significant wholly owned subsidiary of the Company, will most likely be treated as a discontinued operation.  This may have a significant impact on revenues and earnings for continuing operations.  The nature and extent of the impact is currently being determined by management for disclosure in the Company’s Annual Report on Form 10-K for the period ended March 21, 2010.

NeuMedia, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2010	By:	/s/ Russell Burke, Chief Financial Officer